UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)

TEKELEC
(b) IRS IDENT. NO.

   95-2746131
(c) S.E.C. FILE NO.

   000-15135
1 (d) ADDRESS OF ISSUER 	STREET 	CITY	 STATE 	ZIP CODE
(e) TELEPHONE NO.
 c/o Tekelec, 5200 Paramount Parkway  Morrisville   NC    27560
AREA CODE
919
NUMBER
460-5500
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES
ARE TO BE SOLD

Ronald W. Buckly




(b) RELATIONSHIP
TO ISSUER
Director
(c) ADDRESS STREET	CITY	STATE	ZIP CODE

5200 Paramount Parkway       Morrisville               NC             27560

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number. 3 (a)
(b)
SEC USE ONLY
(c)
(d)
(e)
(f)
(g)
Title of the
Class of
Securities
To Be Sold

Name and Address of Each Broker Through Whom the
Securities are to be Offered or Each Market Maker who is Acquiring the Securities

Broker-Dealer
File Number
Number of Shares
or Other Units
To Be Sold
(See instr. 3(c))
Aggregate
Market
Value
(See instr. 3(d))
Number of Shares
or Other Units
Outstanding
(See instr. 3(e))
Approximate
Date of Sale
(See instr. 3(f))
(MO.      DAY       YR.)
Name of Each
Securities
Exchange
(See instr. 3(g))
Common
Citigroup Global Markets Inc.
Executive Financial Services Department
485 Lexington Avenue, 11th Floor
New York, NY 10017


15,106
$247,285.22
(05/08/09)
66,563,770
05/11/09
NASDAQ
Common
UBS
15821 Ventura Blvd., Suite 670
Encino, CA 91436

2,000
$32,740
(05/08/09)
66,563,770
05/11/09
NASDAQ

INSTRUCTIONS:

3.	(a)	Title of the class of securities to be sold
1.	(a)	Name of issuer
	(b)	Name and address of each broker through whom the securities
are intended to be sold
	(b)	Issuer's I.R.S. Identification Number
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(c)	Issuer's S.E.C. file number, if any
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(d)	Issuer's address, including zip code
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as
	(e)	Issuer's telephone number, including area code
		shown by the most recent report or statement published by the issuer

	(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person's relationship to the issuer (e.g., officer, director, 10%
	stockholder, or member of immediate family of any of the foregoing)

	(c)	Such person's address, including zip code



TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of
the Class
Date you
Acquired
Nature of Acquisition Transaction
Name of Person from Whom Acquired
(If gift, also give date donor acquired)
Amount of
Securities Acquired
Date of
Payment
Nature of Payment
Common

Common

Common

Common

Common

Common

Common

6/30/00

7/28/00

1/02/01

8/22/01

6/23/02

5/21/07

8/3/07

Shares acquired from ESPP

Exercised Stock Options (1)

Shares acquired from ESPP (1)

Open Market

Shares acquired from ESPP (1)

Open Market

Open Market
Issuer

Issuer

Issuer

Open Market

Issuer

Open Market

Open Market
259

2,809

457

10,000

581

2,000

1,000
6/30/00

7/28/00

1/02/01

8/22/01

6/23/02

5/21/07

8/3/07

Cash

Cash

Cash

Cash

Cash

Cash

Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor
was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller

Title of Securities Sold

Date of Sale
Amount of
Securities Sold

Gross Proceeds

NONE




REMARKS:
1.	Shares acquired are registered under a Registration Statement on Form S-8.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

	_______________________05/11/09____________________________
	DATE OF NOTICE
	__________________________________________________________
	Ronald W. Buckly            (SIGNATURE)
	_______________________________________________
	DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
	IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)



\\\DC - 57385/0002 - 1538426 v1
SEC 1147 (04-07)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)